EXHIBIT 21.1

Subsidiaries of the Registrant

The following are the subsidiaries of Porex Holdings, Inc., excluding subsidiaries the omission of which is permitted under Item 601(b) (21) of Regulation S-K:

Name	Jurisdiction of Incorporation

Porex Corporation	Delaware

Porex Bio Products, Inc.	Delaware

Porex Medical Products, Inc.	California

Porex Surgical, Inc.	Delaware

Porex GmbH	Germany